[UPFC LETTERHEAD]

December 6, 2005

VIA FACSIMILE & EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	United PanAm Financial Corp.

Registration Statement on Form S-3

File No. 333-128188

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), United PanAm Financial Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective December 7, 2005 at 4:15 p.m., Eastern Standard Time, or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Sincerely,

/S/ GARLAND W. KOCH
Garland W. Koch, Executive Vice President and Chief Financial Officer United PanAm Financial Corp.

cc:	John Grosvenor, Manatt, Phelps & Phillips, LLP

Joshua Dean, Manatt, Phelps & Phillips, LLP